

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 13, 2016

Michael Tuchen
Chief Executive Officer
Talend S.A.
9, rue Pages
92150 Suresnes, France

> **Re:** **Talend S.A.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 27, 2016**
> **CIK No. 0001668105**

Dear Mr. Tuchen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated April 12, 2016.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. In response to prior comment 1, you state that you do not use conversion rates from users who transition from Talend Open Studio to Talend Data Fabric to evaluate your business. We also note your revised disclosure on page 69 stating that you intend to generate profits through, among other strategies, continued conversion of free open source users to paid users. Please tell us with more specificity how your management evaluates the effectiveness of your current strategy of converting open source users into paying customers since it does not track the underlying conversion rate.

2. We note your disclosure stating that you commissioned a report by McKnight Consulting Group. Please file their consent as an exhibit to your registration statement.

Risk Factors

"We derive a substantial portion of our revenue from our Talend Data …," page 27

3. Please quantify the portion of revenues derived from your Talend Data Integration solution. In addition, to the extent material, please review your disclosure to quantify other instances in which you refer vaguely to "a portion" of your revenues being derived from various sources such as government entities and channel partners, for example.

Business

Competitive Strengths, page 96

4. Where you refer to the performance of your solutions relative to MapReduce, please briefly explain, consistent with your response to prior comment 15, that the performance calculations were conducted by you.

Our Growth Strategy, page 101

5. We note from your response to prior comment 17 that you do not currently derive a material portion of your subscription revenues from Talend Big Data Integration. To provide context to your quantification of revenue growth for this solution, please revise your disclosure to clarify that this solution has not generated a material portion of your revenues.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Mark B. Baudler, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.